Filed by IPC Holdings, Ltd. pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended.

Subject Company: Max Capital Group Ltd.

(Commission File No.: 000-33047)

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

1. When and where is the IPC annual shareholder meeting?

The IPC annual general meeting of shareholders, which we refer to as the “IPC meeting,” will take place at 11:00 am, Atlantic Time, on June 12, 2009, at the American International Building, 29 Richmond Road, Pembroke HM 08, Bermuda.

2. What is happening at the IPC shareholder meeting?

On March 1, 2009, IPC, IPC Limited (a direct, wholly-owned subsidiary of IPC), and Max Capital Group, Ltd., which we refer to as “Max,” entered into an Agreement and Plan of Amalgamation, which, as amended and together with the Amalgamation Agreement, to be dated as of the closing date, among IPC, IPC Limited and Max, we refer to as the “amalgamation agreement.” We refer to the effective time of the amalgamation as the “effective time,” and we refer to IPC after the amalgamation with Max as the “combined entity.”

At the IPC meeting, IPC shareholders will be asked:

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Proposals 1-5: to approve amendments to IPC’s bye-laws, which we refer to collectively as the “IPC bye-law amendments,” to be effective as of the effective time, to: (1) increase the maximum number of directors on the board of directors from nine to 12, (2) modify the indemnity provisions, (3) add provisions regarding advance notice of shareholder nominees for director and other shareholder proposals, (4) remove provisions regarding alternate directors and cumulative voting in the election of directors, and (5) add certain conditions to the conduct of director meetings;

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Proposal 6: to approve, effective as of the effective time, the increase in IPC’s authorized share capital from $1,850,000 to $2,350,000 by the creation of an additional 50,000,000 common shares, par value $0.01 per share, ranking pari passu with the existing common shares of IPC, which we refer to as the “authorized share capital increase”;

•	Proposal 7: to approve effective as of the effective time a change in IPC’s name to “Max Capital Group Ltd.,” which we refer to as the “name change”;

•	Proposal 8: to approve the issuance of common shares pursuant to the amalgamation agreement, which we refer to as the “share issuance”;

•	Proposal 9: to elect the directors of IPC and of the combined entity, whom we refer to as the “post-closing directors”;

•	Proposal 10: to approve effective as of the effective time a revised plan of remuneration for the combined entity’s board of directors, which we refer to as the “director compensation plan”;

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Proposal 11: to appoint KPMG as IPC’s independent auditors until the close of the next annual general meeting and to authorize the audit committee of IPC’s board of directors to set the compensation of such independent auditors, which we refer to as the “appointment of KPMG”;

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to transact such further business, if any, as may be lawfully brought before the meeting, including to approve the adjournment of the shareholder meeting for the solicitation of additional proxies in favor of any of the above proposals, which we refer to as an “adjournment proposal.”

Even if shareholders approve the IPC bye-law amendments, the authorized share capital increase, the name change, the share issuance and the director compensation plan, and elect each post-closing director, in each case with the required vote, those matters will take effect, and the post-closing director nominees (in the case of directors that are currently Max directors) will serve as directors of IPC, only if and when the amalgamation closes.

THE AMALGAMATION

3. What will happen in the amalgamation?

If IPC shareholders approve the IPC bye-law amendments, the name change and the share issuance, and elect each post-closing director, and if Max shareholders adopt the amalgamation agreement and approve the amalgamation, and all other conditions to the amalgamation have been satisfied or waived, Max will amalgamate with IPC Limited, upon the terms and subject to the conditions set forth in the amalgamation agreement. Immediately following the amalgamation, IPC will change its name to “Max Capital Group Ltd.” Upon the closing of the amalgamation, the separate corporate existence of Max and IPC Limited will cease and they will continue as an amalgamated company and subsidiary of IPC, which we refer to as the “amalgamated company.” The combined entity will serve as the Bermuda-based holding company for the existing global specialty insurance and reinsurance operating subsidiaries of Max (through the amalgamated company) and IPCRe Limited, which we refer to as “IPCRe.” IPCRe is IPC’s existing Bermuda-based property catastrophe reinsurance subsidiary. IPCRe will be renamed IPC Max Re Ltd. and the amalgamated company will be renamed “Max Holdings Ltd.”

4. Why are the parties proposing the amalgamation? Why is IPC changing its name?

Based on a number of factors described under The Amalgamation—Reasons Why IPC’s Board of Directors Recommends Approval of the Amalgamation in the joint proxy statement/prospectus, IPC’s board of directors believes that the amalgamation will create a specialty insurance and reinsurance company that will be better positioned for long-term success and the creation of superior shareholder value. In particular, IPC’s board of directors believes that the combined entity will benefit from the combined financial resources, management and personnel of IPC and Max and will be able to better capitalize on opportunities in the reinsurance and insurance industry. In addition, IPC’s board of directors believes that the amalgamation will permit the combined entity to derive significant advantages from the more efficient use of capital. Please see The Amalgamation—Reasons Why IPC’s Board of Directors Recommends Approval of the Amalgamation in the joint proxy statement/prospectus for more information. IPC agreed in the amalgamation agreement to change its name to “Max Capital Group Ltd.” in order to leverage the “Max” name and its widespread recognition among retail customers throughout the world.

5. What will Max shareholders receive in the amalgamation?

Under the terms of the amalgamation agreement, each outstanding Max common share (including any shares held by Max shareholders that do not vote in favor of the amalgamation, but excluding any dissenting shares as to which appraisal rights have been properly exercised pursuant to Bermuda law), will be cancelled and converted into the right to receive 0.6429 common shares of IPC upon closing of the amalgamation. We refer to this fraction of an IPC common share as the “exchange ratio.” Max shareholders will not receive any fractional IPC shares in the amalgamation. Instead, Max shareholders will be paid cash in lieu of the fractional share interest to which such shareholders would otherwise be entitled as described under The Amalgamation Agreement—Amalgamation Consideration in the joint proxy statement/prospectus. We refer to the exchange ratio and the cash in lieu of fractional shares as the “amalgamation consideration.”

6. Are IPC shareholders able to exercise appraisal rights?

The IPC shareholders will not be entitled to exercise appraisal rights with respect to any matter to be voted upon at the IPC meeting.

7. When do the parties expect to complete the amalgamation?

The parties expect to complete the amalgamation in the second quarter of 2009, although there can be no assurance that the parties will be able to do so. The closing of the amalgamation is subject to customary closing conditions, including shareholder approvals and receipt of certain insurance and other regulatory approvals. Please see The Amalgamation Agreement—Conditions to the Amalgamation in the joint proxy statement/prospectus.

8. What will be the composition of the board of directors of IPC following the amalgamation?

The combined entity’s board of directors will have 12 directors, consisting of the six current IPC independent directors (Messrs. Kenneth L. Hammond (Chairman), Mark R. Bridges, Michael J. Cascio, Peter S. Christie, L. Anthony Joaquin and

Antony P.D. Lancaster), five current Max independent directors (Messrs. Mario P. Torsiello, Willis T. King, Jr., Gordon Cheesbrough, James L. Zech and K. Bruce Connell) and W. Marston Becker, Max’s current Chairman of the Board of Directors and Chief Executive Officer. Kenneth L. Hammond, non-executive Chairman of IPC’s board of directors, will assume the non-executive Chairmanship of the board of directors of the combined entity. Mario P. Torsiello will assume the non-executive Deputy Chairmanship of the board of directors of the combined entity.

9. How will the combined entity be managed?

The combined entity will serve as the Bermuda-based holding company for the existing global specialty insurance and reinsurance operating subsidiaries of Max and for IPCRe. Upon the closing of the amalgamation, W. Marston Becker, currently Max’s Chief Executive Officer and Chairman of Max’s board of directors, will become the President and Chief Executive Officer of the combined entity. James P. Bryce, currently IPC’s Chief Executive Officer and a director, will commence a long contemplated retirement as of June 30, 2009, although he will continue in a non-executive role as Chairman of Max IPC Re Ltd. and will be active in client relations and marketing. Peter A. Minton, Max’s Chief Operating Officer, and Joseph W. Roberts, Max’s Chief Financial Officer, will hold their respective titles at the combined entity and IPC’s Chief Financial Officer, John R. Weale, will become Executive Vice President & Treasurer of the combined entity. If the transaction has not been consummated by June 30, 2009, Mr. Weale will become acting Chief Executive Officer of IPC following James P. Bryce’s retirement and pending closing of the amalgamation.

VOTING YOUR IPC SHARES

10. What shareholder vote is required to approve the items to be voted on at the IPC shareholder meeting, including the amalgamation?

The affirmative vote of a majority of the votes cast at the IPC meeting, at which a quorum is present in accordance with IPC’s bye-laws, is required to approve each IPC bye-law amendment, the authorized share capital increase, the name change, the share issuance and the director compensation plan. IPC shareholders currently vote cumulatively in the election of directors. The IPC bye-law amendments, the name change, the share issuance and the director compensation plan will become effective, and the Max post-closing director nominees will serve on the combined entity’s board of directors, only if each of the foregoing items is duly approved by shareholders, and all of the other conditions to the amalgamation are satisfied or waived and the amalgamation closes. The affirmative vote of a majority of the votes cast at the IPC meeting is required to approve each other matter to be acted on, including the appointment of KPMG and any adjournment proposal. The term of office of each duly elected IPC post-closing director nominee will begin as of the close of the IPC meeting regardless of the outcome of any other proposal. As of April 9, 2009, 1.4% of the outstanding IPC common shares were held by IPC’s directors and executive officers.

11. Does the IPC board of directors recommend approval of the proposals?

Yes. IPC’s board of directors, taking into consideration the reasons discussed under The Amalgamation—Reasons Why IPC’s Board of Directors Recommends Approval of the Amalgamation in the joint proxy statement/prospectus, adopted the amalgamation agreement, authorized and approved the IPC bye-law amendments, the authorized share capital increase, the name change, the share issuance, the director compensation plan and the appointment of KPMG and has nominated each post-closing director nominee. IPC’s board of directors deems it fair, advisable and in the best interests of IPC to enter into the amalgamation agreement and to consummate the share issuance and the other transactions contemplated by the amalgamation agreement. IPC’s board of directors recommends that you vote “FOR” each matter submitted on the IPC proxy card.

12. What is the record date for the IPC meeting?

The record date for the IPC meeting is April 28, 2009, which we refer to as the “IPC record date.” Only IPC shareholders at the close of business on the IPC record date will be entitled to notice of, and to vote at, the IPC meeting or any adjournment thereof.

13. How do I vote my shares if I am a shareholder of record?

IPC shareholders of record can indicate how they want to vote on their IPC proxy card and then sign, date and mail their proxy card in the enclosed return envelope as soon as possible so that their shares may be represented at the IPC meeting, or follow the instructions on the IPC proxy card to complete their proxy card on the Internet at the website indicated or by telephone. IPC shareholders may also attend the IPC meeting in person instead of submitting a proxy. Abstentions and “broker non-votes” will be counted toward the presence of a quorum at, but will not be considered votes cast on any proposal brought before, the IPC meeting. Therefore, abstentions and “broker non-votes” will have no effect on the outcome of any proposal. See also The IPC Meeting—What if I Own in Excess of 10% of the Common Shares? in the joint proxy statement/prospectus.

14. If my IPC common shares are held in a brokerage account or in “street name,” will my broker vote my shares for me?

If you do not provide your bank or broker with instructions on how to vote your street name shares, your bank or broker will not be permitted to vote them unless your bank or broker already has discretionary authority to vote such street name shares. Please review the voting form used by your broker to see if you can submit your voting instructions by telephone or the Internet. Also, if your bank or broker has indicated on the relevant proxy that it does not have discretionary authority to vote such street name shares, your bank or broker will not be permitted to vote them. Either of these situations results in a “broker non-vote.”

A “broker non-vote” will not be considered as entitled to vote with respect to any matter presented at the IPC meeting, but will be counted for purposes of establishing a quorum, provided that your broker, bank or nominee is in attendance in person or by proxy. A broker non-vote with respect to any proposal or matter to be voted on at the shareholder meetings will have no effect on the outcome of such proposal or matter.

You should, therefore, provide your bank or broker with instructions on how to vote your shares or arrange to attend the IPC meeting and vote your shares in person to avoid a broker non-vote. If your bank or broker holds your shares and you attend the IPC meeting in person, you should bring a letter from your bank or broker identifying you as the beneficial owner of the shares and authorizing you to vote your shares at the meeting.

15. What do I do if I want to change my vote?

You may change your vote at any time before the vote takes place at the IPC meeting. To do so, you may either complete and submit a new proxy card with a later date or send a written notice stating that you would like to revoke your proxy. You may also complete and submit a new proxy card by telephone or the Internet. In addition, you may elect to attend the IPC meeting, and vote in person, as described above. If you hold your shares through a bank, broker or other nominee, you may revoke the instructions only by informing the bank, broker or nominee in accordance with any procedures established by that nominee.

THE VALIDUS PROPOSAL

16. What is Validus’s proposal with respect to the amalgamation?

IPC has received an unsolicited acquisition proposal from Validus Holdings, Ltd., which we refer to as “Validus.” Validus’s offer contemplated an acquisition of IPC by Validus pursuant to a share-for-share exchange in which each IPC common share would be exchanged for 1.2037 Validus common shares. Validus common shares, par value $0.175 per share, are quoted on the New York Stock Exchange under the symbol “VR.” The closing price of a Validus common share on the New York Stock Exchange on March 30, 2009, the day prior to Validus’s offer, was $24.91, resulting in an implied premium for Validus’s offer to IPC’s market price of 18.0%, and the closing price of a Validus common share on the New York Stock Exchange on April 24, 2009 was $22.76, resulting in an implied premium for Validus’s offer to IPC’s market price of 10.7%. Validus’s offer is based on the amalgamation agreement between IPC and Max, but with certain differences. In particular:

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Validus is not required to close the proposed acquisition unless all of the waivers or amendments that Validus, in its sole discretion, deems to be necessary under any of IPC’s or Validus’s credit facilities have been obtained. The amalgamation agreement with Max does not have such a closing condition and, in any event, IPC and Max have already obtained all requisite amendments required under their respective syndicated credit facilities.

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Validus is not bound (although IPC would be bound) by certain deal protection and non-solicitation provisions of the Validus agreement, whereas IPC and Max are reciprocally bound under those provisions in their amalgamation agreement (in other words, the non-solicitation provision in the proposed Validus amalgamation agreement only applies to IPC and not to Validus).

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Validus’s offer does not provide for any of IPC’s directors to serve on the board of directors of Validus or any of its subsidiaries after the consummation of the acquisition, nor does it provide for IPC’s management to have any role in the management of Validus or its subsidiaries after the consummation of the acquisition. By contrast, under the amalgamation agreement with Max, IPC and Max have agreed to provide for representation from both companies’ independent directors on the combined entity’s board of directors (including IPC’s chairman as chairman of the combined entity) and for IPC’s management to have senior positions in the management of the combined entity, to seek to ensure the achievement of the objectives of the combined IPC/Max business plan. Validus stated in a press release dated April 2, 2009 that it would be willing to discuss continued board representation in the potential Validus-IPC combined entity for members of IPC’s board of directors; however, Validus has made no binding commitment in this regard. The board of directors of IPC unanimously determined that Validus’s offer did not constitute a superior proposal, as defined in the amalgamation agreement, and reaffirmed its recommendation that IPC shareholders approve the amalgamation with Max. Validus is soliciting proxies from IPC shareholders in opposition to the amalgamation with Max. IPC recommends that IPC shareholders not give their proxies to Validus.

MISCELLANEOUS

17. Where can I find more information about the companies?

You can find more information about IPC and Max in the documents described under Where You Can Find More Information in the joint proxy statement/prospectus.

You can also get more information by visiting IPC’s website at http://www.ipcre.bm and Max’s website at http://www.maxcapgroup.com.

18. Whom can I contact with any additional questions?

If you have additional questions about the amalgamation, if you would like additional copies of the joint proxy statement/prospectus, or if you need assistance voting your shares you should contact Innisfree M&A Incorporated at:

Innisfree M&A Incorporated

501 Madison Avenue

20th Floor

New York, NY 10022

Toll-Free for Shareholders: (877) 825-8621

Banks and Brokers Call Collect: (212) 750-5834